Contact

www.linkedin.com/in/willhouse1
(LinkedIn)

Top Skills

Start-ups
Microsoft Excel
Start-up Consulting

Will House

20yrs in Tech | Start-Up Founder | Advisor | Health & Recovery Advocate

United States

Summary

20 years experience in Enterprise Tech and Start-Ups in international markets. My journey has been built on the advice of battle hardened mentors, companies like IBM & HP investing in early career development, and continuous persistence to seek out solutions with the proven belief that everything is possible.

I'm pursuing a purpose driven journey to change how we view and treat mental health recovery. Too many people struggling with mental health and addiction issues relapse because they can't find the right support system. I was one of them. My goal is to harness my tech and recovery experience to make a meaningful impact on improving the lives of millions of people by making recovery more accessible, affordable, and shame-free.

Through our revolutionary mobile app, we are making long-term mental wellness a reality. We're incentivizing healthy habits to eliminate destructive behaviors by providing digital rewards for progress and exclusive discounts from partner brands in the Marketplace that help achieve a joyful way of living and an enhanced quality of life.

Our objective is clear - to help people reach their highest potential and create a more positive mentality. We are friends in recovery who are investing effort on furthering this mission of progress and prevention. Through innovative rewards-based systems, we're striving to improve lives by establishing healthier behavioral patterns than the traditional shame-based ones of the past! It's all part of our journey that seeks nothing less than improving - and saving - countless lives around us.

We want to hear from you...whether it be advice or stories, sharing your experiences, learning something new, finding a great product

in the marketplace or just saying hello - come join the Oberit family! Visit linktr.ee/oberit today and find out what we're all about.

———

Experience

Oberit
Founder
January 2021 - Present (2 years 7 months)
United States

Empowering individuals to take control of their health and wellbeing through personalized rewards-based programs that promote healthy habits, support wellness and recovery, and inspire sustainable lifestyle changes.

Become
Owner
July 2022 - Present (1 year 1 month)
United States

Our neuroscience based balanced wellness and recovery program provides a framework for individuals to establish a foundation of healthy habits with on-demand access to our 8 week foundation program, habit tracking journal, instructional videos, weekly group meetings, guided meditations, 1:1 coaching and masterclass sessions.

We have helped our members to sustain their recovery and reduce the likelihood of relapse while drastically improving their health. We have seen our members build healthy habits, and over time develop positive behavioral changes in their lives.

Self-employed
Business Consulting
2017 - 2020 (3 years)
Santa Clara, California, United States

Inkling
Director of Sales
May 2014 - September 2016 (2 years 5 months)
San Francisco Bay Area, California, United States

AppDynamics
Regional Account Director: Financial Services

2013 - 2014 (1 year)
New York, United States

Acquired by Cisco.

RightNow
Strategic Accounts Director: Financial Services
September 2010 - September 2012 (2 years 1 month)
New York, United States

Acquired by Oracle.

HP
Software: Key Accounts Director for Financial Services
2005 - 2010 (5 years)
London, England, United Kingdom

IBM
Software Services
2003 - 2004 (1 year)
London, England, United Kingdom

_____